CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)			SEPTEMBER 30, 2007
Earnings from continuing operations	$34,198		$65,146		$77,498
Income taxes	10,871		20,517		27,289
Earnings from continuing operations before income taxes	$45,069		$85,663		$104,787
Fixed charges:
Interest, long-term debt	$8,051		$24,583		$32,699
Interest, other (including interest on short-term debt)	3,259		9,758		12,634
Amortization of debt expense, premium, net	347		1,044		1,380
Portion of rentals representative of an interest factor	138		421		565
Total fixed charges	$11,795		$35,806		$47,278
Earnings from continuing operations before income taxes	$45,069		$85,663		$104,787
Plus: total fixed charges from above	11,795		35,806		47,278
Earnings from continuing operations before income taxes and fixed charges	$56,864		$121,469		$152,065
Ratio of earnings to fixed charges	4.82	x	3.39	x	3.22	x